

08000724

082-34643

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SEC
Mail Processing
Section

JAN 2 9 2008

Washington, DC
100

Date January 25, 2008
Contact Li Sulejmanagic

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

SUPPL

The enclosed information is being furnished to the Securities and Exchange
Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the
"Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the
"Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed"
with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that
neither this letter nor the furnishing of such information and documents shall constitute
an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding of Bank Julius Bär pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone   +41 58 360 96 06
Fax   +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholdings pursuant to the Stock Exchange Act

Pfäffikon SZ, January 25, 2008 – According to information provided by Bank Julius Bär
& Co. AG, Bahnhofstrasse 36, 8010 Zurich, Switzerland, their purchase positions fell
below the 5% threshold as at 21, 2008. The structure of the notified holding in OC
Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 4.92 %

- 66 784 registered shares (0.47 %)
- 1 100 802 options with 629 520 (4.45 %) voting rights conferred $^{*)}$

Sale positions:

Percentage of voting rights from underlying shares: 4.65 %

- 18 194 399 options with 657 750 (4.65 %) voting rights conferred *)

The shareholder's contact person for the present notifications is:

Valentin Vonder Mühli, Bank Julius Bär & Co. AG, Zurich

Tel 058 888 8636, Fax 058 888 8779

$^{*)}$ Based on a recommendation by SWX Swiss Exchange of January 25, 2008, for
practical reasons there will be no publication of the extensive details on the financial
instruments required by article 13 section 1 and 1bis in connection with article 17 section
1 lit. a and section 1bis SESTO-FBC. These can be obtained free of charge from
OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail:
ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

OC Oerlikon Corporation AG, Pfäffikon   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ

Page 2 For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Corporate Investor Relations
Tel. +41 58 360 96 05	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 98 22
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

END

OC Oerlikon Management AG, Pfäffikon   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ